UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended March 31, 2019. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230) and the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), the Registration Statement of Seaspan Corporation filed with the SEC on May 3, 2018 on Form F-3/A (Registration No. 333-224288), as amended on May 7, 2018, the Registration Statement of Seaspan Corporation filed with the SEC on June 15, 2018 on Form F-4 (Registration No. 333-225681), the Registration Statement of Seaspan Corporation filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), the Registration Statement of Seaspan Corporation filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312) and the Registration Statement of Seaspan Corporation filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 3, 2019	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2019

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

ii

References to customers are as follows:

Customer	Reference
Arkas Line	Arkas
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Hyundai Merchant Marine Co., Ltd., Seoul	HMM
Korea Marine Transport Co., Ltd.	KMTC
Maersk Line A/S(2)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(1)	MOL
Ocean Network Express Pte. Ltd.(1)	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine

_____________________

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd.
(2)	A subsidiary of A.P. Moller-Maersk A/S.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited interim consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 26, 2019, or our 2018 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$626,187	$357,327
Short-term investments	105	2,532
Accounts receivable (note 17)	239,140	13,001
Prepaid expenses and other	37,662	36,519
Gross investment in lease (note 4)	44,469	44,348
Fair value of financial instruments (note 20(c))	—	113
	947,563	453,840
Vessels (note 5)	5,869,520	5,926,274
Right-of-use assets (note 6)	1,040,755	—
Gross investment in lease (note 4)	806,574	817,631
Goodwill	75,321	75,321
Other assets (note 7)	183,683	204,931
	$8,923,416	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$71,124	$70,211
Current portion of deferred revenue (note 8)	51,407	55,915
Current portion of long-term debt (note 9)	559,800	722,641
Current portion of operating lease liabilities (note 10)	160,010	—
Current portion of long-term obligations under other financing arrangements (note 11)	149,011	48,384
Current portion of other long-term liabilities (note 12)	8,234	32,243
	999,586	929,394
Deferred revenue (note 8)	368,502	376,884
Long-term debt (note 9)	2,801,129	2,764,900
Operating lease liabilities (note 10)	865,809	—
Long-term obligations under other financing arrangements (note 11)	478,657	591,372
Other long-term liabilities (note 12)	18,363	180,157
Fair value of financial instruments (note 20(c))	133,838	127,172
Total liabilities	5,665,884	4,969,879

Puttable preferred shares; $0.01 par value; 1,983,585 issued and outstanding (2018 - 1,986,449) (notes 2 and 13(b))	48,517	48,139

Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2018 - 150,000,000); 33,275,570 shares issued and outstanding (2018 – 33,272,706)
Class A common shares; $0.01 par value; 400,000,000 shares authorized (2018 - 400,000,000); 215,507,220 shares issued and outstanding (2018 – 176,835,837)	2,489	2,102
Treasury shares	(374)	(371)
Additional paid in capital	3,448,904	3,126,457
Deficit	(219,693)	(645,638)
Accumulated other comprehensive loss	(22,311)	(22,571)
	3,209,015	2,459,979
	$8,923,416	$7,477,997

Basis of presentation (note 1(a))

Commitments and contingencies (note 18)

Subsequent events (note 22)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2019	2018
Revenue	$285,323	$224,776
Operating expenses (income):
Ship operating	57,709	49,549
Depreciation and amortization	62,497	53,925
General and administrative	8,799	7,273
Operating leases (note 10)	39,233	31,194
Income related to modification of time charters (note 17)	(227,000)	—
	(58,762)	141,941
Operating earnings	344,085	82,835
Other expenses (income):
Interest expense and amortization of deferred financing fees	56,051	37,949
Amortization of debt discount (note 9)	4,034	1,032
Interest income	(3,150)	(1,270)
Acquisition related gain on contract settlement	—	(2,430)
Change in fair value of financial instruments (note 20(c))	1,144	(19,322)
Equity income on investment	—	(1,216)
Other expenses	691	376
	58,770	15,119
Net earnings	$285,315	$67,716
Earnings per share (note 14):
Class A common share, basic	$1.27	$0.37
Class A common share, diluted	$1.26	$0.37

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Net earnings	$285,315	$67,716
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 20(c))	260	300
Comprehensive income	$285,575	$68,016

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Three months ended March 31, 2019 and 2018

				Number of						Accumulated
	Series D puttable		Number of	non-puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	Shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	67,716	—	67,716
Other comprehensive income	—	—	—	—	—	—	—	—	—	300	300
Class A common shares issued	—	—	2,514,996	—	25	—	—	13,883	—	—	13,908
Preferred shares issued	1,986,449	46,677	—	—	—	—	—	—	—	—	—
Warrants issued	—	—	—	—	—	—	—	77,562	—	—	77,562
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(30)	—	—	(30)
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(16,490)	—	(16,490)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series F - $0.51 per share; Series G - $0.51 per share; Series H - $0.49 per share)	—	—	—	—	—	—	—	—	(16,566)	—	(16,566)
Accretion of preferred shares with holder put option	—	143	—	—	—	—	—	—	(143)	—	(143)
Shares issued through dividend reinvestment program	—	—	1,002,772	—	10	—	—	7,154	—	—	7,164
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	137,522	—	1	—	—	572	—	—	573
Other share-based compensation	—	—	680,458	—	7	—	—	620	(139)	—	488
Treasury shares	—	—	(506)	—	—	—	6	—	—	—	6
Balance, March 31, 2018	1,986,449	$46,820	135,999,343	32,872,706	$1,360	$329	$(371)	$2,852,749	$(746,759)	$(23,388)	$2,083,920

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Three months ended March 31, 2019 and 2018

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018, carried forward	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(645,638)	$(22,571)	$2,459,979
Impact of accounting policy change (note 1(b))	—	—	—	—	—	—	—	—	181,053	—	181,053
Adjusted balance, December 31, 2018	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(464,585)	$(22,571)	$2,641,032
Net earnings	—	—	—	—	—	—	—	—	285,315	—	285,315
Other comprehensive income	—	—	—	—	—	—	—	—	—	260	260
Warrants issued (note 13(c))	—	—	—	—	—	—	—	71,560	—	—	71,560
Exercise of warrants (note 13(c))	—	—	38,461,539	—	385	—	—	249,615	—	—	250,000
Fees and expenses in connection with issuance of 2019 Warrants	—	—	—	—	—	—	—	(245)	—	—	(245)
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(22,122)	—	(22,122)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	—	—	—	(17,719)	—	(17,719)
Accretion of puttable preferred shares with holder put option	—	449	—	—	—	—	—	—	(449)	—	(449)
Cancellation of put option on puttable preferred shares (note 13(b))	(2,864)	(72)	—	2,864	—	—	—	72	—	—	72
Accelerated accretion due to cancellation of put option on puttable preferred shares (note 13(b))	—	1	—	—	—	—	—	—	(1)	—	(1)
Shares issued through dividend reinvestment program	—	—	33,799	—	—	—	—	303	—	—	303
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	176,828	—	2	—	—	1,142	(132)	—	1,012
Treasury shares	—	—	(783)	—	—	—	(3)	—	—	—	(3)
Balance, March 31, 2019	1,983,585	$48,517	215,507,220	33,275,570	$2,156	$333	$(374)	$3,448,904	$(219,693)	$(22,311)	$3,209,015

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Cash from (used in):
Operating activities:
Net earnings	$285,315	$67,716
Items not involving cash:
Depreciation and amortization	62,497	53,925
Amortization of right-of-use asset (note 6)	27,517	—
Share-based compensation (note 15)	1,144	627
Amortization of deferred financing fees, debt discount and fair value of long term debt	7,116	4,079
Amounts reclassified from other comprehensive loss to interest expense (note 20(c))	75	88
Unrealized change in fair value of financial instruments	(6,511)	(30,599)
Acquisition related gain on contract settlement	—	(2,430)
Equity income on investment	—	(1,216)
Deferred gain on sale-leasebacks (note 12)	—	(6,111)
Amortization of acquired revenue contracts	2,047	1,109
Other	(348)	(333)
Changes in assets and liabilities:
Accounts receivable	(226,139)	4,005
Lease receivable	10,936	10,862
Prepaid expenses and other	(1,358)	973
Deferred dry-dock	(32)	(7,708)
Accounts payable and accrued liabilities	856	(2,299)
Deferred revenue	(12,890)	(23,128)
Operating lease liabilities	(27,628)	—
Cash from operating activities	122,597	69,560
Financing activities:
Repayment of credit facilities	(288,352)	(63,579)
Draws on credit facilities	—	100,000
Fairfax notes and warrants issued	250,000	250,000
Draw on long-term obligations under other financing arrangements	—	42,700
Repayment of long-term obligations under other financing arrangements	(12,551)	(6,779)
Senior unsecured notes repurchased, including related expenses	(8,998)	—
Proceeds from exercise of warrants	250,000	—
Financing fees	(1,065)	(5,132)
Dividends on common shares	(21,819)	(9,326)
Dividends on preferred shares	(17,719)	(16,566)
Cash from financing activities	149,496	291,318
Investing activities:
Expenditures for vessels	(1,541)	(19,906)
Short-term investments	2,426	104
Other assets	(4,115)	2,791
Loans to affiliate	—	(427)
Acquisition of GCI (note 2)	—	(333,581)
Cash acquired from GCI acquisition (note 2)	—	70,121
Cash used in investing activities	(3,230)	(280,898)
Increase in cash and cash equivalents	268,863	79,980
Cash and cash equivalents and restricted cash, beginning of period	371,396	267,236
Cash and cash equivalents and restricted cash, end of period	$640,259	$347,216

Supplemental cash flow information (note 1(b) and 16)
See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies:

(a)	Basis of presentation:

Except for the changes described in note 1(b), the accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2018 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2018 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2018 Annual Report on Form 20-F.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The Company also elected to apply the package of practical expedients such that for any expired or existing leases, it did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. The Company did not use hindsight to reassess lease term or for the determination of impairment of right-of-use assets.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(b)	Recently adopted accounting pronouncements (continued):
The impacts of the adoption of ASU 2016-02 are as follows:
	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068,272	$1,068,272
Other assets (2)	204,931	(17,286)	187,645
Accounts payable and accrued liabilities (1)	70,211	(2,460)	67,751
Current portion of operating lease liabilities (1)	—	160,174	160,174
Current portion of other long-term liabilities (3)	32,243	(22,183)	10,060
Operating lease liabilities (1)	—	893,272	893,272
Other long-term liabilities (3)	180,157	(158,870)	21,287
Deficit (3)	(645,638)	181,053	(464,585)

______________________

(1)

Upon adoption of ASU 2016-02, the Company recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate if the lessor’s implicit rate is not readily determinable and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to the Company’s vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-12. The Company evaluated its lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by the Company.

(c)	Recent accounting pronouncements:

Measurement of credit loss

In June 2016, FASB issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. The Company is evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(c)	Recent accounting pronouncements (continued):

Fair value measurement

In August 2015, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. The Company is evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

(d)	Leases:

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Lessor arrangements

The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating or financing lease. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.

For financing leases that are classified as direct financing leases, the difference between the gross investment in the lease and the present value of the minimum lease payments and any unguaranteed residual value, if applicable, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit in the lease, represents the price, from which the carrying value of the vessel is deducted in order to determine the selling profit or loss. The unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss related to direct financing leases are recognized at lease commencement date.

For financing leases that are classified as sales-type leases, any selling profit or loss are recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount.

Lessee arrangements

Where the Company is the lessee, leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(d)	Leases (continued):

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale is recognized upon transfer.

(e)	Comparative information:

Certain prior period’s information have been reclassified to conform with current financial statement preparation.

2.       Acquisition of Greater China Intermodal Investments LLC:

On March 13, 2018, the Company acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI (“Carlyle Group”). GCI’s fleet of 18 containerships, including two newbuilds, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price was $498,050,000, comprised of:

Cash	$331,904
1,986,449 of the Company's Series D preferred shares	47,158
2,514,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Acquisition related transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger (the “Merger Agreement”), $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  In March 2019, the deposit was released from escrow.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, the date the acquisition closed. The initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause the Company to repurchase any of these shares they hold at that time for a price of $24.84 per share. Therefore, these Series D preferred shares are recorded as temporary equity.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.       Acquisition of Greater China Intermodal Investments LLC (continued):

Accordingly, the consideration has been allocated on a relative fair value basis to the assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and cash equivalents	$70,121
Current assets	5,316
Vessels	1,369,628
Vessels under construction	28,924
Other assets	107,407
Total assets acquired	1,581,396
Debt assumed	1,038,081
Current liabilities	31,115
Other long-term liabilities	14,150
Net assets acquired	$498,050

As a part of the acquisition, the Company purchased certain identifiable contracts (time charters) which had an estimated useful life of 5.3 years as at the date of acquisition and is recorded in Other Assets and Other Long-Term Liabilities.

3.       Related party transactions:

(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 2) and consolidated GCI from the date of acquisition.

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended March 31,
	2019	2018
Expenses incurred:
Interest expense (1)	$6,302	$1,757
Income earned:
Interest income	—	427
Management fees	—	914

__________________________

(1)	Excludes amortization of debt discount (note 9).

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.       Related party transactions (continued):

Pursuant to the earlier agreements, on January 15, 2019, Fairfax issued a second tranche of $250,000,000 in debentures (“2026 Notes”) and warrants to purchase 38,461,539 of the Company’s Class A common shares at an exercise price of $6.50 per share (“2019 Warrants”). The 2019 Warrants were immediately exercised at an exercise price of $6.50 per share for aggregate proceeds of $250,000,000.

As at March 31, 2019, Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) is a related party, as it holds approximately 36% of our outstanding common shares and has designated two members to our board of directors. Interest expense relates to notes issued to Fairfax (“Fairfax Notes”).

Interest income was earned on loans to affiliate, prior to March 13, 2018. Management fees were earned from GCI for the management of GCI’s vessels, prior to March 13, 2018, and are included in revenue.

4.       Gross investment in lease:

	March 31,	December 31,
	2019	2018
Gross investment in lease	$851,043	$861,979
Current portion	(44,469)	(44,348)
Gross investment in lease	$806,574	$817,631

At March 31, 2019, the minimum lease receivable from direct financing leases are approximated as follows:

Remainder of 2019	$33,413
2020	44,469
2021	44,348
2022	44,348
2023	44,348
Thereafter	640,117
$851,043

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.      Vessels:

		Accumulated	Net book
March 31, 2019	Cost	depreciation	value
Vessels	$8,005,430	$2,135,910	$5,869,520

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Vessels	$8,004,011	$2,077,737	$5,926,274

During the three months ended March 31, 2019, the Company capitalized interest costs of nil (March 31, 2018 - $512,000) to vessels under construction.

6.      Right-of-use assets:

March 31, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060,792	$(27,159)	$1,033,633
Office operating leases	7,480	(358)	7,122
Right-of-use assets	1,068,272	(27,517)	1,040,755

During the three months ended March 31, 2019, the Company amortized $27,517,000 related to right-of-use assets.

7.     Other assets:

	March 31, 2019	December 31, 2018
Intangible assets (a)	$107,382	$111,968
Deferred dry-dock (b)	33,584	36,660
Deferred financing fees (c)	—	17,286
Restricted cash	14,072	14,069
Capital assets	684	600
Other	27,961	24,348
Other assets	$183,683	$204,931

(a)	Intangible assets:

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired.  During the three months ended March 31, 2019, the Company recorded $4,234,000 (March 31, 2018 – $633,371) of amortization related to acquired time charter contracts.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.     Other assets (continued):

(a)	Intangible assets (continued):

Future amortization related to acquired time charter contracts is approximated as follows:

Remainder of 2019	$14,872
2020	19,223
2021	17,658
2022	16,090
2023	12,390
Thereafter	25,233
$105,466
(b)	Deferred dry-dock:

During the three months ended March 31, 2019, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2018	$36,660
Cost incurred	1,012
Amortization expensed	(4,088)
March 31, 2019	$33,584
(c)	Deferred financing fees:

Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets, upon adoption of ASU 2016-02 (note 1(b)).

8.      Deferred revenue:

	March 31,	December 31,
	2019	2018
Deferred revenue on time charters	$18,142	$22,318
Deferred interest on lease receivable	401,767	410,481
Deferred revenue	419,909	432,799
Current portion of deferred revenue	(51,407)	(55,915)
Deferred revenue	$368,502	$376,884

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt:

	March 31,	December 31,
	2019	2018
Long-term debt:
Revolving credit facilities (a) (c)	$582,243	$788,198
Term loan credit facilities (b) (c)	2,076,346	2,158,743
Senior unsecured notes (d)	391,398	400,396
Fairfax Notes (e)	500,000	250,000
	3,549,987	3,597,337
Fair value adjustment on term loan credit facilities (b)	(2,201)	(2,339)
Debt discount on Fairfax Notes (e)	(164,207)	(83,392)
Deferred financing fees	(22,650)	(24,065)
Long-term debt	3,360,929	3,487,541
Current portion of long-term debt	(559,800)	(722,641)
Long-term debt	$2,801,129	$2,764,900
(a)	Revolving credit facilities

In January 2019, the Company made a prepayment of $147,000,000 on the remaining outstanding balance of a secured reducing revolving credit facility. At March 31, 2019, as a result of the repayment, eight vessels were unencumbered.

In March 2019, the Company made a prepayment of $58,954,000 on the outstanding balance of one of its other secured reducing revolving credit facilities, releasing two vessels from security.

At March 31, 2019, the one month average LIBOR was 2.5% (December 31, 2018 – 2.4%) and the margins ranged between 0.5% and 1.4% (December 31, 2018 – 0.5% and 1.4%) for revolving credit facilities. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 3.0% at March 31, 2019 (December 31, 2018 – 3.0%). Interest payments are made monthly.

The following is a schedule of future minimum repayments of revolving facilities as of March 31, 2019:

Remainder of 2019	$45,231
2020	47,892
2021	50,711
2022	380,169
2023	58,240
$582,243

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(b)	Term loan credit facilities

During the three months ended March 31, 2019, the Company made prepayments of $28,100,000 on the principal balance of two secured term loan credit facilities. At March 31, 2019, as a result of these repayments, three vessels were unencumbered.

At March 31, 2019, the one month, three month and six month average LIBOR was 2.5%, 2.6% and 2.8%, respectively (December 31, 2018 – 2.4%, 2.6% and 2.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2018 – 0.4% and 4.8%) for term loan credit facilities.

The following is a schedule of future minimum repayments of term loan credit facilities as of March 31, 2019:

Remainder of 2019	$149,696
2020	261,004
2021	393,958
2022	277,719
2023	517,640
Thereafter	476,329
$2,076,346

For certain of our term loan credit facilities with a total principal outstanding of $62,322,000 (December 31, 2018 - $65,515,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 4.9% at March 31, 2019 (December 31, 2018 – 4.8%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

(c)	Credit facilities – other

As of March 31, 2019, the Company’s credit facilities, were secured by first-priority mortgages granted on 51 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(c)	Credit facilities – other (continued)

inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  The Company was in compliance with these covenants at March 31, 2019.

(d)	Senior unsecured notes

In December 2018, the Company entered into a repurchase plan for its senior unsecured notes which mature in April 2019. During the three months ended March 31, 2019, the Company repurchased $8,998,000 senior unsecured notes. In March 2019, the repurchase plan was terminated.

(e)	Fairfax Notes

On January 15, 2019, pursuant to a previous subscription agreement, the Company issued to Fairfax the 2026 Notes bearing interest at 5.5% for an aggregate principal of $250,000,000 and the 2019 Warrants. The proceeds from the transaction were allocated to each security on a relative fair value basis. The 2019 Warrants were immediately exercised for additional proceeds of $250,000,000.

The 2026 Notes and similar notes issued in 2018 (the “2025 Notes”) allow Fairfax to call for early redemption of some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the 2025 Notes and 2026 Notes on their respective 2020 anniversary dates. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

The Fairfax Notes are secured by ownership interest in GCI. The indenture relating to the 2025 Notes provides that, subject to certain limitations, the Fairfax investors have the right to designate a maximum of two members to our board of directors.

10.      Operating lease liabilities:

March 31,
2019
Operating lease commitments	$1,242,254
Impact of discounting	(222,626)
Impact of changes in variable rates	6,191
Operating lease liabilities	$1,025,819
Current portion of operating lease liabilities	(160,010)
Operating lease liabilities	$865,809

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.      Operating lease liabilities (continued):

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term.

Upon implementation of ASU 2016-02 on January 1, 2019, the lease terms were not reassessed. The Company continues to include the full term of the lease, including periods covered by the purchase options, in the measurement of lease liability as determined under ASC 840 Leases, for all vessel sale-leaseback transactions under operating lease arrangements existing at date of implementation.

Each sale-leaseback transaction contains financial covenants requiring the Company to maintain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined.

As at March 31, 2019, for the Company’s operating leases, the weighted average remaining lease term is 8 years and the weighted average discount rate is 4.8%.

11.	Long-term obligations under other financing arrangements:

	March 31,	December 31,
	2019	2018
Long-term obligations under other financing arrangements	$635,113	$647,664
Deferred financing fees	(7,445)	(7,908)
Long-term obligations under other financing arrangements	627,668	639,756
Current portion of long-term obligations under other financing arrangements	(149,011)	(48,384)
Long-term obligations under other financing arrangements	$478,657	$591,372

Based on amounts funded, payments due to lessors for all ten vessels would be as follows:

Remainder of 2019	$35,982
2020	144,439
2021	42,459
2022	43,801
2023	87,143
Thereafter	281,289
$635,113

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.      Other long-term liabilities:

	March 31,	December 31,
	2019	2018
Deferred gain on sale-leasebacks (1)	$—	$181,053
Other	26,597	31,347
Other long-term liabilities	26,597	212,400
Current portion of other long-term liabilities	(8,234)	(32,243)
Other long-term liabilities	$18,363	$180,157

___________________________

(1)	The Company recorded an adjustment to recognize deferred gain related to sale-leaseback transactions under operating lease arrangements through deficit upon adoption of ASU 2016-02 (note 1(b)).

13.      Puttable preferred shares and share capital:

(a)	Non-puttable preferred shares:

At March 31, 2019, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	March 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2019	2018
A	315,000	―	―	―	$ ―	$ ―
B	260,000	―	―	―	―	―
C	40,000,000	―	―	―	―	―
D	20,000,000	7,017,313(1)	7.95%	January 30, 2018(2)	175,433	175,433
E	15,000,000	5,415,937	8.25%	February 13, 2019(2)	135,398	135,398
F	20,000,000	―	―	―	―	—
G	15,000,000	7,800,800	8.20%	June 16, 2021(2)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(2)	225,628	225,628
I	6,000,000	6,000,000	8.00%	October 30, 2023(2)	150,000	150,000
R	1,000,000	―	―	―	―	―

__________________________

(1)

Includes puttable preferred shares issued as a part of the acquisition of GCI on March 13, 2018 (note 2) with a liquidation preference of $49,590,000 (December 31, 2018 - $49,661,000). These preferred shares are redeemable at the option of the holder for a period, beginning 18 months and ending 19 months after issuance.

(2)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.      Puttable preferred shares and share capital (continued):

(b)	Puttable preferred shares:

During the three months ended March 31, 2019, $72,000 of the put option from 2,864 puttable preferred shares was cancelled. As at March 31, 2019, the accreted value of the puttable Series D preferred shares was $48,517,000 (December 31, 2018 - $48,139,000).

(c)	Warrants:

On January 15, 2019, the Company issued the 2019 Warrants to purchase 38,461,539 Class A common shares at $6.50 per share. Pursuant to an earlier agreement, these warrants were immediately exercised for aggregate proceeds of $250,000,000.

14.     Earnings per share (“EPS”):

	Three months ended March 31, 2019			Three months ended March 31, 2018
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$285,315			$67,716
Less preferred share dividends:
Series D	(3,934)			(2,831)
Series E	(2,793)			(2,793)
Series F	—			(3,675)
Series G	(3,998)			(3,998)
Series H	(4,442)			(4,442)
Series I	(3,000)			—
Basic EPS:
Earnings attributable to common shareholders	$267,148	209,560,000	$1.27	$49,977	133,998,035	$0.37
Effect of dilutive securities:
Share-based compensation	—	111,000		—	126,000
Fairfax warrants	—	1,733,000		—	—
Diluted EPS(1):
Earnings attributable to common shareholders	$267,148	211,404,000	$1.26	$49,977	134,124,035	$0.37

_____________________

(1)

The conversion of convertible Series F preferred shares and impact of certain share-based compensation were not included in the computation of diluted EPS for the three months ended March 31, 2018. The Series F preferred shares were redeemed in July 2018.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.     Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, restricted stock units and stock options as of and for the three months ended March 31, 2019 is presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2018	585,742	$7.76	567,002	$12.97	84,771	$8.33	500,000	$2.45
Granted	67,400	8.15	—	—	209,732	8.80	—	—
Vested	(185,742)	7.58	—	—	(68,516)	8.79	—	—
Exchanged	—	—	(40,000)	18.59	—	—	—	—
Cancelled	—	—	—	—	(19,786)	8.94	—	—
Expired	—	—	—	—	—	—	—	—
March 31, 2019	467,400	$7.88	527,002	$12.54	206,201	$8.59	500,000	$2.45
During the three months ended March 31, 2019, the Company amortized $1,144,000 (March 31, 2018 - $627,000) in share-based compensation expense related to the above share-based compensation awards.

At March 31, 2019, there was (i) $5,678,000 (December 31, 2018 – $1,474,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 24 months and (ii) 1,308,836 (December 31, 2018 – 2,187,420) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three months ended March 31, 2019, the fair value of restricted shares vested was $1,408,000 (March 31, 2018 – $841,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2019, 517,002 (December 31, 2018 – 537,002) of the outstanding phantom share units were vested and available for exchange by the holder.

In March 2019, the Company cancelled 100,000 restricted shares previously issued to the former Chief Executive Officer (“former CEO”) of the Company.

At March 31, 2019, 500,000 restricted shares were held by the Chief Executive Officer (“CEO”) of the Company. These restricted shares vest over five years, up to a maximum amount each year. During the three months ended March 31, 2019, 100,000 of these restricted shares vested.

(b)	Stock options:

In January 2018, the Company granted to CEO of the Company, stock options to purchase 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028. As at March 31, 2019, 100,000 of these stock options are vested and exercisable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.      Supplemental cash flow information:

	Three months ended March 31,
	2019	2018
Interest paid	$53,176	$37,992
Interest received	2,687	843
Undrawn credit facility fee paid	184	210
Non-cash transactions:
Dividend reinvestment	303	7,164
Arrangement and transaction fees settled in shares	—	568
Issuance of Class A common shares on acquisition (note 2)	—	13,908
Issuance of Series D preferred shares on acquisition (note 2)	—	47,158
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 2)	—	38,849
Settlement of GCI transaction fees paid by the Company (note 2)	—	15,224
Carrying value of previously held equity in GCI settled on acquisition (note 2)	—	61,891

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	March 31,
	2019	2018
Cash and cash equivalents	$626,187	$333,156
Restricted cash included in other assets	14,072	14,060
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$640,259	$347,216

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.      Leases:

Revenue consists of $276,609,000 related to time charter revenue from operating leases and $8,714,000 related to interest income from direct financing leases.

At March 31, 2019, the minimum future revenues to be received on committed time charters and to be earned related to interest income from direct financing leases are as follows:

	Time charter revenue to be received from operating leases	Interest income to be earned from direct financing leases	Total committed revenue
Remainder of 2019	$805,298	$25,864	$831,162
2020	939,484	33,788	973,272
2021	810,939	32,941	843,880
2022	619,568	32,027	651,595
2023	424,979	31,040	456,019
Thereafter	505,368	246,106	751,474
	$4,105,636	$401,766	$4,507,402

At December 31, 2018, the minimum future revenues to be received on committed time charter party agreements and to be earned related to interest income from direct financing leases are as follows:

2019	$1,094,608
2020	977,926
2021	844,261
2022	688,537
2023	469,754
Thereafter	751,473
$4,826,559

Minimum future revenues to be received on committed time charters assume 100% utilization and no renewals or extensions.

In March 2019, the Company entered into an agreement with a customer to modify seven of its time charters such that the existing time charters continued until March 31, 2019, subsequent to which the vessels were re-chartered to other customers. Pursuant to this agreement, on April 1, 2019, the Company received a settlement payment of $227,000,000 (note 22(a)).

The Company is exposed to residual value risk associated with its leased assets under time charter agreements. Its risk management strategy seeks to reduce potential adverse effects on its performance resulting from decreases in the value of its assets after the end of each charter term. As part of its strategy, some of the Company’s time charter agreements include terms that permit the vessels to be sold prior to the end of lease terms, subject to certain approvals. In addition, management implements processes and policies to minimize off-hire periods of its vessels after each lease term.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Commitments and contingencies:

At March 31, 2019, the commitment under operating leases for vessels is $1,233,409,000 for the remainder of 2019 to 2029 and for office leases is $8,845,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

Remainder of 2019	$119,443
2020	158,111
2021	157,330
2022	150,874
2023	150,219
Thereafter	506,277
$1,242,254

At December 31, 2018, the commitment under operating leases for vessels is $1,279,074,000 for the remainder of 2019 to 2029 and for office space is $8,401,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

2019	$159,976
2020	159,171
2021	158,326
2022	151,696
2023	150,760
Thereafter	507,546
$1,287,475

For operating leases indexed to three-months LIBOR, commitment under these leases are calculated using the most recently available LIBOR rate.

19.      Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2019	2018
COSCO	$97,189	$99,016
Yang Ming Marine	63,338	42,397
MOL	42,384	33,121
Other	82,412	50,242
	$285,323	$224,776

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of March 31, 2019, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,589,044,000 (December 31, 2018 - $2,875,691,000) and the carrying value is $2,656,388,000 (December 31, 2018 - $2,944,602,000). As of March 31, 2019, the fair value of the Company’s operating lease liabilities is $1,014,279,000 and the carrying value is $1,025,819,000. As of March 31, 2019, the fair value of the Company’s long-term obligations under other financing arrangements, excluding deferred financing fees, is $647,425,000 (December 31, 2018 - $660,919,000) and the carrying value is $635,113,000 (December 31, 2018 - $647,664,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and long-term obligations under other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of March 31, 2019, the fair value of the Company’s senior unsecured notes is $391,752,000 (December 31, 2018 – $400,049,000) and the carrying value is $391,398,000 (December 31, 2018 – $400,396,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of March 31, 2019, the fair value of the Fairfax Notes is $497,080,000 (December 31, 2018 – $236,349,000) and the carrying value is $335,793,000 (December 31, 2018 – $166,608,000). The Annual Put Right features on the Fairfax Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Company specific credit risk. The fair value of the Fairfax Notes and derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of March 31, 2019, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2019	Maximum notional amount(1)	Effective date	Ending date
5.8700%	$539,114	$539,114	August 31, 2017	November 28, 2025	(2)
5.4200%	362,437	362,437	September 6, 2007	May 31, 2024
5.6000%	121,600	121,600	June 23, 2010	December 23, 2021	(3)
3.2675%	68,443	68,443	September 8, 2015	September 8, 2020
3.0900%	66,942	66,942	June 5, 2015	June 5, 2020

______________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)

Swap counterparty has an early termination right in August 2019, which may require the Company to settle the swap earlier than the termination date. The fair value liability as of March 31, 2019 for this swap is $74,435,000 (December 31, 2018 - $68,728,000).

(3)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $31,182,000 would be settled in cash in the next 12 months on interest rate swaps maturing after March 31, 2019. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Derivative assets and liabilities:

The following provides information about the Company’s derivatives:

	March 31,	December 31,
	2019	2018
Fair value of financial instruments asset
Interest rate swaps	$—	$113
Fair value of financial instruments liability
Interest rate swaps	124,990	115,853
Derivative put instruments	8,848	11,319

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(c)	Derivative assets and liabilities (continued):

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2019	2018
Earnings (loss) on derivatives recognized in net earnings:
Change in fair value of interest rate swaps	$(16,904)	$19,322
Change in fair value of derivative put instruments	15,760	—
Loss reclassified from AOCL to net earnings(1)
Interest expense	(75)	(88)
Depreciation and amortization	(185)	(212)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,013,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.     Guarantor financial information:

The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Capital Ltd.
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Issuer”.  The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries include their proportionate interest in the net assets of the subsidiaries.

The following tables present consolidating financial information related to the guarantees of the Fairfax Notes:

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	March 31, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$463,234	$30,160	$132,793	$—	$626,187
Short-term investments	—	105	—	—	105
Accounts receivable	230,500	7,894	746	—	239,140
Intercompany accounts receivable	172,906	57,450	812	(231,168)	—
Loans to affiliate	37,815	—	—	(37,815)	—
Prepaid expenses and other	20,567	36,036	1,064	(20,005)	37,662
Gross investment in lease	44,469	—	—	—	44,469
	969,491	131,645	135,415	(288,988)	947,563
Vessels	3,775,430	291,300	1,803,513	(723)	5,869,520
Right-of-use assets	1,151,864	21,795	99,689	(232,593)	1,040,755
Gross investment in lease	806,574	—	—	—	806,574
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	968,173	597,076	—	(1,565,249)	—
Other assets	79,829	21,868	93,802	(11,816)	183,683
	$7,751,361	$1,139,005	$2,132,419	$(2,099,369)	$8,923,416
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$29,856	$39,861	$1,407	$—	$71,124
Intercompany accounts payable	32,418	41,805	156,945	(231,168)	—
Loans from affiliate	—	—	37,815	(37,815)	—
Current portion of deferred revenue	47,493	20,002	4,640	(20,728)	51,407
Current portion of long-term debt	455,071	—	104,729	—	559,800
Current portion of operating lease liabilities	182,942	7,746	13,656	(44,334)	160,010
Current portion of long-term obligations under other financing arrangements	132,462	16,549	—	—	149,011
Current portion of other long-term liabilities	1,411	—	6,823	—	8,234
	881,653	125,963	326,015	(334,045)	999,586
Deferred revenue	368,502	—	—	—	368,502
Long-term debt	1,794,926	—	1,006,203	—	2,801,129
Operating lease liabilities	953,943	14,061	86,064	(188,259)	865,809
Long-term obligations under other financing arrangements	351,467	127,190	—	—	478,657
Other long-term liabilities	10,716	14,686	4,777	(11,816)	18,363
Fair value of financial instruments	132,622	—	1,216	—	133,838
	4,493,829	281,900	1,424,275	(534,120)	5,665,884

Puttable preferred shares	48,517	—	—	—	48,517

Shareholders’ equity:
Share capital	2,489	436,669	526,532	(963,201)	2,489
Treasury shares	(374)	—	—	—	(374)
Additional paid in capital	3,448,904	233,739	116,127	(349,866)	3,448,904
Retained earnings (deficit)	(219,693)	186,697	65,485	(252,182)	(219,693)
Accumulated other comprehensive loss	(22,311)	—	—	—	(22,311)
	3,209,015	857,105	708,144	(1,565,249)	3,209,015
	$7,751,361	$1,139,005	$2,132,419	$(2,099,369)	$8,923,416

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$218,903	$32,017	$106,407	$—	$357,327
Short-term investments	—	105	2,427	—	2,532
Accounts receivable	1,926	7,707	3,368	—	13,001
Intercompany accounts receivable	169,170	65,173	2,176	(236,519)	—
Loans to affiliate	36,527	—	—	(36,527)	—
Prepaid expenses and other	24,045	33,388	1,174	(22,088)	36,519
Gross investment in lease	44,348	—	—	—	44,348
Fair value of financial instruments	—	—	113	—	113
	494,919	138,390	115,665	(295,134)	453,840
Vessels	3,813,906	294,305	1,818,786	(723)	5,926,274
Gross investment in lease	817,631	—	—	—	817,631
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	951,062	577,305	—	(1,528,367)	—
Other assets	100,264	18,978	96,168	(10,479)	204,931
	$6,177,782	$1,104,299	$2,030,619	$(1,834,703)	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$29,443	$38,620	$2,148	$—	$70,211
Intercompany accounts payable	48,942	38,499	149,078	(236,519)	—
Loans from affiliate	—	—	36,527	(36,527)	—
Current portion of deferred revenue	51,191	20,985	4,724	(20,985)	55,915
Current portion of long-term debt	619,839	—	102,802	—	722,641
Current portion of long-term obligations under other financing arrangements	32,050	16,334	—	—	48,384
Current portion of other long-term liabilities	23,594	—	8,649	—	32,243
	805,059	114,438	303,928	(294,031)	929,394
Deferred revenue	376,884	—	—	—	376,884
Long-term debt	1,732,110	—	1,032,790	—	2,764,900
Long-term obligations under other financing arrangements	459,520	131,852	—	—	591,372
Other long-term liabilities	169,934	15,530	6,433	(11,740)	180,157
Fair value of financial instruments	126,157	—	1,015	—	127,172
	3,669,664	261,820	1,344,166	(305,771)	4,969,879

Puttable preferred shares	48,139	—	—	—	48,139

Shareholders’ equity:
Share capital	2,102	436,669	526,532	(963,201)	2,102
Treasury shares	(371)	—	—	—	(371)
Additional paid in capital	3,126,457	233,739	116,127	(349,866)	3,126,457
Retained earnings (deficit)	(645,638)	172,071	43,794	(215,865)	(645,638)
Accumulated other comprehensive loss	(22,571)	—	—	—	(22,571)
	2,459,979	842,479	686,453	(1,528,932)	2,459,979
	$6,177,782	$1,104,299	$2,030,619	$(1,834,703)	$7,477,997

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended March 31, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$217,522	$63,950	$71,142	$(67,291)	$285,323
Operating expenses (income):
Ship operating	57,042	49,253	12,705	(61,291)	57,709
Depreciation and amortization	43,738	3,501	15,258	—	62,497
General and administrative	9,416	5,259	124	(6,000)	8,799
Operating leases	34,383	1,424	3,426	—	39,233
Income related to modifcation of time charters	(227,000)	—	—	—	(227,000)
	(82,421)	59,437	31,513	(67,291)	(58,762)
Operating earnings	299,943	4,513	39,629	—	344,085
Other expenses (income):
Interest expense and amortization of deferred financing fees	37,929	2,161	17,890	(1,929)	56,051
Amortization of debt discount	4,034	—	—	—	4,034
Interest income	(4,610)	(131)	(338)	1,929	(3,150)
Change in fair value of financial instruments	840	(61)	365	—	1,144
Equity income on consolidated subsidiaries	(23,900)	(19,792)	—	43,692	—
Other expense	335	356	—	—	691
	14,628	(17,467)	17,917	43,692	58,770
Net earnings (loss)	$285,315	$21,980	$21,712	$(43,692)	$285,315

	Three months ended March 31, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$285,315	$21,992	$21,743	$(43,735)	$285,315
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	260	—	—	—	260
Comprehensive income (loss)	$285,575	$21,992	$21,743	$(43,735)	$285,575

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended March 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$207,081	$65,829	$20,837	$(68,971)	$224,776
Operating expenses:
Ship operating	60,144	47,934	4,442	(62,971)	49,549
Depreciation and amortization	44,701	3,607	5,617	—	53,925
General and administrative	8,587	4,267	419	(6,000)	7,273
Operating leases	26,687	1,307	3,200	—	31,194
	140,119	57,115	13,678	(68,971)	141,941
Operating earnings	66,962	8,714	7,159	—	82,835
Other expenses (income):
Interest expense and amortization of deferred financing fees	30,723	1,969	5,257	—	37,949
Amortization of debt discount	1,032	—	—	—	1,032
Interest income	(1,137)	(132)	(1)	—	(1,270)
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Change in fair value of financial instruments	(19,582)	105	155	—	(19,322)
Equity income on investment	(12,103)	(4,658)	—	15,545	(1,216)
Other expense (income)	313	77	(14)	—	376
	(754)	(5,069)	5,397	15,545	15,119
Net earnings (loss)	$67,716	$13,783	$1,762	$(15,545)	$67,716

	Three months ended March 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$67,716	$13,783	$1,762	$(15,545)	$67,716
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	300	—	—	—	300
Comprehensive income (loss)	$68,016	$13,783	$1,762	$(15,545)	$68,016

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended March 31, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from operating activities	$65,748	$6,693	$50,156	$—	$122,597
Financing activities:
Repayment of credit facilities	(263,163)	—	(25,189)	—	(288,352)
Fairfax debentures and warrants issued	250,000	—	—	—	250,000
Repayment on long-term obligations under other financing arrangements	(7,947)	(4,604)	—	—	(12,551)
Senior unsecured notes repurchased, including related expenses	(8,998)	—	—	—	(8,998)
Proceeds from exercise of warrants	250,000	—	—	—	250,000
Financing fees	(1,065)	—	—	—	(1,065)
Dividends on common shares	(21,819)	—	—	—	(21,819)
Dividends on preferred shares	(17,719)	—	—	—	(17,719)
Cash from (used in) financing activities	179,289	(4,604)	(25,189)	—	149,496
Investing activities:
Expenditures for vessels	(1,461)	(38)	(42)	—	(1,541)
Short-term investments	—	—	2,426	—	2,426
Other assets	755	(3,910)	(960)	—	(4,115)
Cash from (used in) investing activities	(706)	(3,948)	1,424	—	(3,230)
Increase (decrease) in cash and cash equivalents	244,331	(1,859)	26,391	—	268,863
Cash, cash equivalents and restricted cash, beginning of period	218,903	39,914	112,579	—	371,396
Cash, cash equivalents and restricted cash, end of period	$463,234	$38,055	$138,970	$—	$640,259

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended March 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash from (used in) operating activities	$86,776	$(16,839)	$69	$(446)	$69,560
Financing activities:
Repayment of credit facilities	(43,067)	—	(20,512)	—	(63,579)
Draws on credit facilities	100,000	—	—	—	100,000
2025 Notes and 2018 Warrants issued	250,000	—	—	—	250,000
Draws on long-term obligations under other financing arrangements	—	42,700	—	—	42,700
Repayment on long-term obligations under other financing arrangements	—	(6,779)	—	—	(6,779)
Financing fees	(5,488)	185	171	—	(5,132)
Dividends on common shares	(9,326)	—	—	—	(9,326)
Dividends on preferred shares	(16,566)	—	—	—	(16,566)
Advances from related parties	41,944	—	1,030	(42,974)	—
Cash from (used in) financing activities	317,497	36,106	(19,311)	(42,974)	291,318
Investing activities:
Expenditures for vessels	(1,660)	(19,152)	—	906	(19,906)
Short-term investments	—	104	—	—	104
Other assets	729	—	2,062	—	2,791
Loans to affiliates	(427)	—	—	—	(427)
Acquisition of GCI	(333,581)	—	—	—	(333,581)
Cash acquired from GCI	—	—	70,121	—	70,121
Advances to related parties	—	(42,514)	—	42,514	—
Cash used in investing activities	(334,939)	(61,562)	72,183	43,420	(280,898)
Increase (decrease) in cash and cash equivalents	69,334	(42,295)	52,941	—	79,980
Cash, cash equivalents and restricted cash, beginning of period	146,328	85,600	35,308	—	267,236
Cash, cash equivalents and restricted cash, end of period	$215,662	$43,305	$88,249	$—	$347,216

22.      Subsequent events:

(a)	On April 1, 2019, the Company received a settlement payment of $227,000,000 from a customer related to the modification of seven time charters.

(b)

On April 8, 2019, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $17,719,000. The dividends were paid on April 30, 2019 to all shareholders of record on April 29, 2019.

(c)	On April 8, 2019, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on April 30, 2019 to all shareholders of record as of April 22, 2019.

(d)	On April 30, 2019, the 6.375% senior unsecured notes due 2019 matured and the Company made a repayment of $311,400,000 on the remaining principal balance.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 31, 2019, we operated a fleet of 112 containerships, which have an average age of approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2019, the charters on the 112 vessels in our operating fleet had an average remaining term of approximately four years, on a TEU weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at April 15, 2019 were as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
HMM
KMTC
Maersk
MOL
MSC ONE
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Fairfax Investment

On January 15, 2019, pursuant to a previous subscription agreement, we issued to Fairfax Financial Holdings Ltd. (“Fairfax”), in a private placement, $250.0 million in debentures bearing interest at 5.5% (“2026 Notes”) and warrants to purchase 38,461,539 Class A common shares at $6.50 per share (“2019 Warrants”). The 2019 Warrants were immediately exercised for $250.0 million in cash, resulting in total aggregate proceeds of $500.0 million from this transaction.

Fairfax’s total investment in us are summarized below:

Summary of Fairfax Investments(1)

Investment	Date Issued	Gross Proceeds to Seaspan
2025 Notes(2)	February 14, 2018	$250 million
2018 Warrants(3)	February 14, 2018	$250 million
2026 Notes(2)	January 15, 2019	$250 million
2019 Warrants(4)	January 15, 2019	$250 million

__________________________________

(1)	Excludes seven-year warrants to purchase 25,000,000 of our Class A common shares at an exercise price of $8.05 per share. These warrants remain unexercised.
(2)

Fairfax has the ability to call for early redemption of some or all of the 5.50% senior notes due 2025 (“2025 Notes”) and 2026 Notes at each anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date (the “Annual Put Options”). In February 2019, Fairfax waived the Annual Put Options on the 2025 Notes and 2026 Notes related to their respective anniversary dates in 2020.

(3)	Seven-year warrants to purchase 38,461,539 Class A common shares at an exercise price of $6.50 per share, issued on February 14, 2018 and exercised on July 16, 2018.
(4)	Seven-year warrants to purchase 38,461,539 Class A common shares at an exercise price of $6.50 per share, which were exercised immediately upon issuance on January 15, 2019.

Debt Repayment

In January 2019, we prepaid $147.0 million on the remaining principal balance of a secured reducing revolving credit facility. As a result of the repayment, eight vessels were unencumbered.

In March 2019, we prepaid $25.6 million of a secured term loan facility. As a result of the prepayment, three vessels were unencumbered. We also prepaid $59.0 million of another secured reducing revolving credit facility, releasing two vessels from security.

As of March 31, 2019, we had 37 unencumbered vessels.

Investment in Swiber Holdings Limited

On October 3, 2018, we entered into a binding term sheet to invest up to $200.0 million in Swiber Holdings Limited (“Swiber”). Upon closing, and pursuant to a definitive Investment Agreement entered into in March 2019, we will acquire an 80% post-restructured equity interest in Swiber for $10.0 million. If certain milestones are met, an additional $190.0 million will be invested in Swiber’s LNG-to-power project in Vietnam.

Modification of Customer Time Charters

During the normal course of business, we modified our charter arrangements with one of our top five customers, such that the existing time charters as of seven vessels continued until the end of the day on March 31, 2019, after which all seven vessels were chartered to other customers, pursuant to new time charters. In connection with the modification, we received a payment of $227.0 million on April 1, 2019. This payment was recorded in accounts receivable as at March 31, 2019. As of the date of filing, all seven of these vessels have been rechartered.

Recent Developments

Recent Additions to Senior Management

In April 2019, we appointed Peter Kristian Ellegaard as Executive Vice-President and General Counsel.

Receipt of Charter Modification Payment

On April 1, 2019, we received a $227.0 million charter modification payment, which was recorded in accounts receivable at March 31, 2019.

Dividends

On April 8, 2019, our Board of Directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $44.7 million on April 30, 2019.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	January 1, 2019 to March 31, 2019	April 22, 2019	April 30, 2019
Series D preferred shares	SSW PR D	$0.496875	January 30, 2019 to April 29, 2019	April 29, 2019	April 30, 2019
Series E preferred shares	SSW PR E	$0.515625	January 30, 2019 to April 29, 2019	April 29, 2019	April 30, 2019
Series G preferred shares	SSW PR G	$0.512500	January 30, 2019 to April 29, 2019	April 29, 2019	April 30, 2019
Series H preferred shares	SSW PR H	$0.492188	January 30, 2019 to April 29, 2019	April 29, 2019	April 30, 2019
Series I preferred shares	SSW PR I	$0.5	January 30, 2019 to April 2, 2019	April 29, 2019	April 30, 2019

Repayment of 2019 Notes at Maturity

On April 30, 2019, the 6.375% senior unsecured notes due 2019 (the “2019 Notes”) reached maturity and we repaid the remaining $311.4 million principal amount outstanding.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 112 operating vessels as of April 15, 2019:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(2)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(2)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(2)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(2)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(2)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(2)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	06/10/2011	COSCO	12 years	55.0
COSCO Pride(2)	13100	2011	06/29/2011	COSCO	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCO	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCO	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCO	12 years	55.0
COSCO Faith(2)	13100	2012	03/14/2012	COSCO	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCO	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCO	12 years	55.0
MSC Shuba B(2)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(2)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(2)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(2)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(2)	11000	2018	01/04/2018	MSC	17 years	24.3
Seaspan Ganges	10000	2014	03/28/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Zambezi	10000	2014	03/25/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
MOL Bravo(2)	10000	2014	07/18/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Brightness(2)	10000	2014	10/31/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Breeze(2)	10000	2014	11/14/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beacon(2)	10000	2015	04/10/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Benefactor(2)	10000	2016	03/28/2016	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beyond(2)	10000	2016	04/29/2016	MOL(4)	8 years + one 2-year option	37.5	(5)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Genoa(2)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(6)
Seaspan Thames	10000	2014	04/04/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Amazon	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(3)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
MOL Brilliance	10000	2014	10/17/2014	MOL(4)	8 years + one 2-year option	37.5
MOL Belief	10000	2015	07/03/2015	MOL(4)	8 years + one 2-year option	37.5
MOL Beauty	10000	2015	05/01/2015	MOL(4)	8 years + one 2-year option	37.5
MOL Bellwether	10000	2015	07/23/2015	MOL(4)	8 years + one 2-year option	37.5
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2	(6)
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CSCL Zeebrugge	9600	2007	01/15/2019	COSCO	Minimum two months and up to four months	Market rate	(3)
CSCL Long Beach	9600	2007	07/06/2007	COSCO	12 years	34.5	(8)
Seaspan Oceania	8500	2004	10/04/2018	MSC	Minimum 10 months and up to 11 months	Market rate	(3)
CSCL Africa	8500	2005	02/25/2018	COSCO	Minimum 12 months and up to 14 months	Market rate	(3)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate
COSCO Japan	8500	2010	03/09/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Korea	8500	2010	04/05/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Philippines	8500	2010	04/24/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Malaysia	8500	2010	05/19/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Indonesia	8500	2010	07/05/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Thailand	8500	2010	10/20/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Vietnam	8500	2011	04/21/2011	COSCO	12 years + three 1-year options	42.9	(9)
MOL Emerald	5100	2009	04/30/2009	MOL(4)	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL(4)	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL(4)	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL(4)	12 years	28.9
Brotonne Bridge(2)	4500	2010	04/01/2019	ONE(4)	Minimum 17 months and up to 20 months	Market rate	(3)
Brevik Bridge(2)	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Bilbao Bridge(2)	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Berlin Bridge	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Budapest Bridge	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(3)
Seaspan Hamburg	4250	2001	10/01/2018	Hapag-Lloyd	Minimum 26 months and up to 28 months	Market rate	(3)
Seaspan Ningbo	4250	2002	01/13/2019	HMM	Minimum four months and up to 10 months	Market rate	(3)
Seaspan Dalian	4250	2002	03/11/2019	COSCO	Minimum five months and up to seven months	Market rate	(3)
Seaspan Felixstowe	4250	2002	11/03/2018	COSCO	22 months(10)	Market rate	(3)
Seaspan Vancouver	4250	2005	03/06/2019	CMA CGM	Minimum 11 months and up to 13 months	Market rate	(3)
CSCL Sydney	4250	2005	03/06/2019	COSCO	Minimum 4.5 months and up to 5.5 months	Market rate	(3)
Seaspan New York	4250	2005	02/24/2019	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Seaspan Melbourne	4250	2005	02/21/2019	KMTC	Minimum four months and up to seven months	Market rate	(3)
CSCL Brisbane	4250	2005	12/06/2018	COSCO	22 months(10)	Market rate	(3)
Seaspan New Delhi	4250	2005	03/03/2019	COSCO	Minimum 5.5 months and up to 6.5 months	Market rate	(3)
Seaspan Dubai	4250	2006	03/27/2019	COSCO	Minimum five months and up to seven months	Market rate	(3)
Seaspan Jakarta	4250	2006	11/30/2018	COSCO	Minimum three months and up to five months	Market rate	(3)
Seaspan Saigon	4250	2006	11/15/2018	Hapag-Lloyd	Minimum 9 months and up to 11 months	Market rate	(3)
Seaspan Lahore	4250	2006	10/17/2018	Arkas	Minimum 7 months and up to 10 months	Market rate	(3)
Rio Grande Express	4250	2006	11/15/2018	Hapag-Lloyd	Minimum 9 months and up to 11 months	Market rate	(3)
Seaspan Santos	4250	2006	04/10/2019	COSCO	Minimum 5.5 months and up to 6.5 months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	10/17/2018	Maersk	Minimum 23 months and up to 29 months	Market rate	(3)
Seaspan Manila	4250	2007	03/20/2019	KMTC	Minimum four months and up to seven months	Market rate	(3)
Seaspan Loncomilla	4250	2009	07/04/2018	CMA CGM	One year	Market rate	(3)
Seaspan Lumaco	4250	2009	11/14/2018	CMA CGM	Minimum 85 days and up to 170 days	Market rate	(3)
Seaspan Lingue	4250	2010	11/05/2018	CMA CGM	Minimum nine months and up to 12 months	Market rate	(3)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	Three years	Market rate	(3)
Seaspan Fraser(2)	4250	2009	03/15/2019	COSCO	Minimum three months and up to five months	Market rate	(3)
COSCO Fuzhou	3500	2007	12/29/2018	COSCO	Minimum three months and up to six months	Market rate	(3)
COSCO Yingkou	3500	2007	04/05/2019	COSCO	Minimum 5.5 months and up to 6.5 months	Market rate	(3)
CSCL Panama	2500	2008	05/14/2008	COSCO	12 years	16.9	(11)
CSCL São Paulo	2500	2008	08/11/2008	COSCO	12 years	16.9	(11)
CSCL Montevideo	2500	2008	09/06/2008	COSCO	12 years	16.9	(11)
CSCL Lima	2500	2008	10/15/2008	COSCO	12 years	16.9	(11)
CSCL Santiago	2500	2008	11/08/2008	COSCO	12 years	16.9	(11)
CSCL San Jose	2500	2008	12/01/2008	COSCO	12 years	16.9	(11)
CSCL Callao	2500	2009	04/10/2009	COSCO	12 years	16.9	(11)
CSCL Manzanillo	2500	2009	09/21/2009	COSCO	12 years	16.9	(11)
Guayaquil Bridge	2500	2010	04/21/2019	CMA CGM	Minimum five months and up to 10 months + option for four to seven months	Market rate	(3)
Seaspan Calicanto	2500	2010	04/14/2019	CMA CGM	Minimum eight months and up to 12 months	Market rate	(3)
Seaspan Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(12)
Seaspan Loga	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(12)

_____________________

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.
(5)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(6)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(7)

CMA CGM has an initial charter of three years with a charter rater of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(8)	COSCO has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(9)	COSCO has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(10)	This agreement is for an initial term of 11 months, after which the term of this charter can be extended, at our unilateral option and sole discretion, for an additional 11 months at the same rate.
(11)	COSCO has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(12)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

Quarter Ended March 31, 2019 Compared with Quarter Ended March 31, 2018

The following is a discussion of our financial condition and results of operations for the quarter ended March 31, 2019.

Our consolidated financial results for the quarter ended March 31, 2019 and 2018 are summarized below:

Financial Summary (in millions of US dollars)	Quarter ended March 31,
	2019	2018
Revenue	$285.3	$224.8
Ship operating expense	57.7	49.5
Depreciation and amortization expense	62.5	53.9
General and administrative expense	8.8	7.3
Operating lease expense	39.2	31.2
Income related modification of time charters	227.0	—
Operating earnings	344.1	82.8
Interest expense and amortization of deferred financing fees	56.1	37.9
Net earnings	285.3	67.7
Net earnings to common shareholders	267.1	50.0
Earnings per share, diluted	1.26	0.37
Cash from operating activities	122.6	69.6

Ownership Days, Operating Days and Vessel Utilization

Ownership days are the number of days a vessel is owned and available for charter. Operating days are the number of days a vessel is available to the charterer for use.

The primary driver of ownership days are the increases or decreases in the number of vessels owned, while the drivers of operating days are the ownership days and the number of days the vessels are off-hire.

Ownership days increased by 1,600 days for the quarter ended March 31, 2019, compared to the same period in 2018. The increase was primarily due to the full period contribution from the addition of 16 vessels acquired through the acquisition of Greater China Intermodal LLC and its subsidiaries (“GCI”), which contributed 1,152 days, and the remainder was due to the 2018 vessel deliveries.

Vessel utilization represents the number operating days as a percentage ownership days.

The following table summarizes our vessel utilization for the quarter ended March 31, 2019 and 2018:

	2019	2018
	Q1	Q1
Vessel Utilization:
Ownership Days(1)	9,630	8,030
Less Off-hire Days:
Scheduled 5-Year Survey	(13)	(104)
Unscheduled Off-hire(2)	(166)	(149)
Operating Days(1)	9,451	7,777
Vessel Utilization	98.1%	96.8%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization increased for the quarter ended March 31, 2019, compared to the same period in 2018. The increase was primarily due to a decrease in the number of scheduled off-hire days for the 5-year survey, in combination with the higher utilization of vessels acquired from GCI.

During the quarter ended March 31, 2019, we completed dry-docking for one 2500 TEU vessel.

Revenue

Revenue increased by 26.9% to $285.3 million for the quarter ended March 31, 2019, compared to the same period in 2018. The increase in revenue was primarily due to the full period contribution of additional operating days from the acquisition of vessels from the GCI transaction and 2018 vessel deliveries and higher average charter rates for vessels that were on short-term charters.

The increase in operating days and the related financial impact thereof for the quarter ended March 31, 2019, compared to the same period in 2018, are attributable to the following:

	Quarter Ended March 31,
	Ownership Days Impact	Operating Days Impact	$ Impact (in millions of US dollars)
Addition of 16 vessels from acquisition of GCI	1,152	1,152	$42.9
Full period contribution from 2018 vessel deliveries	448	448	11.5
Changes in daily charter hire rates and recharters	—	—	4.5
Unscheduled off-hire	—	(18)	0.3
Scheduled off-hire	—	92	1.6
Other	—	—	(0.3)
Total	1,600	1,674	$60.5

Ship Operating Expense

Ship operating expense increased by 16.5% to $57.7 million for the quarter ended March 31, 2019, compared to the same period in 2018. The increase was primarily due to an increase in ownership days from the full period contribution of the acquisition of vessels from the GCI transaction and 2018 vessel deliveries. Ship operating cost per ownership day decreased by 2.9% to $5,993 for the quarter ended March 31, 2019, compared to the same period in 2018.

	2019	2018
	Q1	Q1
Operating Cost:
Ownership Days(1)	9,630	8,030
Vessel Operating Costs (in millions of US dollars)	$57.7	$49.5
Operating Cost per Ownership Day	$5,993	$6,170

___________________

(1)	Ownership days include leased vessels and exclude vessels under bareboat charter.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 15.9% to $62.5 million for the quarter ended March 31, 2019, compared to the same period in 2018.  The increase was primarily due to an increase in ownership days from the full period contribution of the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

General and Administrative Expense

General and administrative expense increased by 21.0% to $8.8 million for the quarter ended March 31, 2019, compared to the same period in 2018. The increase was primarily due to higher share-based compensation expenses and higher professional fees.

Operating Lease Expense

Operating lease expense increased by 25.8% to $39.2 million for the quarter ended March 31, 2019, compared to the same period in 2018. The increase was primarily due to the amortization of deferred gains related to our vessel sale-leaseback transactions, which are no longer recognized through operating leases. Upon adoption of Accounting Standards Update 2016-02 “Leases” on January 1, 2019, the remaining balance of these deferred gains were recognized through opening deficit as a cumulative adjustment.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	March 31,
	2019	2018
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$582.2	$844.9
Term loan credit facilities	2,076.3	2,279.6
Senior unsecured notes	391.4	417.9
Fairfax Notes	500.0	250.0
Debt discount and fair value adjustment	(166.4)	(77.5)
Long-term obligations under other financing arrangements, excluding deferred financing fees	635.1	684.8
Total borrowings	4,018.6	4,399.7
Less: Vessels under construction	—	(80.6)
Operating borrowings	$4,018.6	$4,319.1

Interest expense and amortization of deferred financing fees increased by $18.1 million to $56.1 million for the quarter ended March 31, 2019, compared to the same period in 2018. The increase was primarily due to debt assumed as part of the acquisition of GCI, the issuance of the Fairfax Notes and the increase in LIBOR.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $1.1 million for the quarter ended March 31, 2019. The loss for this period was primarily due to a decrease in the forward LIBOR curve as it relates to interest swaps and partially offset by a decrease in the company specific credit risk as it relates to the Fairfax derivative put instruments. Included in the change in fair value is an unrealized gain of $6.5 million for the quarter ended March 31, 2019, compared to an unrealized gain of $30.6 million for the comparative period in the prior year.

The fair value of interest rate swaps is subject to change based on our company specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $35.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $3.0 million.

The fair value of our Fairfax derivative put instruments are subject to changes in our company specific credit risk and the risk-free yield curve. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our derivative instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2018 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

As of March 31, 2019, our cash and cash equivalents and short-term investments totaled $626.3 million. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions, debt repayments, including repayment of our 2019 Notes, lease payments, certain balloon payments on secured debt, swap settlements, payment of quarterly dividends, and potential redemption of our puttable preferred shares. Our medium-term liquidity needs primarily relate to debt repayments, lease payments and potential early redemption of our 2025 Notes and 2026 Notes (collectively, the “Fairfax Notes”). Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 7.125% senior unsecured notes due 2027 (the “2027 Notes”), our Fairfax Notes and the potential future redemption of our preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends on our Series I preferred shares will be based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. Our Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities. In January 2019, we received $500.0 million in proceeds from the issuance of $250.0 million aggregate principal of 2026 Notes and Fairfax’s immediate exercise of 38,461,539 million warrants. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit and lease facilities and capital markets financings to the extent available.

In 2019, we intend to focus on strengthening our balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership industry. In terms of our balance sheet, we intend to diversify our sources of capital to enhance financial flexibility, stagger our debt maturity profile to reduce refinancing risk, decrease our leverage and grow our unencumbered asset pool. We are focused on allocating capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers.

Fairfax Puts

In accordance with the agreements with Fairfax, Fairfax has the ability to call for early redemption of some or all of the Fairfax Notes on each respective anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date. In September 2018, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2019 anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date and of the 2026 Notes on the January 2020 anniversary date. As a result, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

The following table summarizes our long-term debt and lease obligations as of March 31, 2019:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities(2)	$582.2	$732.2	$150.0
Term loan credit facilities	2,076.3	2,076.3	—
Senior unsecured notes	391.4	391.4	—
Fairfax Notes	500.0	500.0	—
Fair value adjustment on term loan credit facilities	(2.2)	(2.2)	—
Debt discount on Fairfax Notes	(164.2)	(164.2)	—
Total Long-Term Debt	$3,383.5	$3,533.5	$150.0
Other Financing Arrangements
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	55.4	55.4	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	90.0	90.0	—
Leases for three 4500 TEU vessels	111.4	111.4	—
Leases for five 11000 TEU vessels	378.3	378.3	—
Total Other Financing Arrangements	635.1	635.1	—
Total Long-Term Debt and Other Financing Arrangements(3)	$4,018.6	$4,168.6	$150.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan, a portion of which amounts are non-recourse to Seaspan.
(2)	Includes a $150.0 million revolving credit facility, which was undrawn as of March 31, 2019.
(3)	At March 31, 2019, our outstanding operating borrowings were $4.0 billion (December 31, 2018 — $4.2 billion).

Long-Term Debt

As of March 31, 2019, we had $3.4 billion outstanding under our revolving credit facilities, term loan credit facilities, 2019 Notes, Fairfax Notes and 2027 Notes (collectively, our “Notes”). In addition, there is $150.0 million available to be drawn under our revolving credit facility. We primarily use our credit facilities to finance the construction and acquisition of vessels.

Revolving Credit Facilities

In January 2019, we repaid $147.0 million on the remaining principal balance of a secured reducing revolving credit facility. As a result of the repayment, eight vessels were unencumbered.

In March 2019, we repaid $59.0 million of a secured reducing revolving credit facility, releasing two vessels from security.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.4% as of March 31, 2019.

Term Loan Credit Facilities

In March 2019, we prepaid $25.6 million of a secured term loan facility. As a result of the prepayment, three vessels were unencumbered.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of March 31, 2019.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2019.

General

We primarily use our credit facilities, which are secured by first-priority mortgages granted on 51 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring us to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  We were in compliance with these covenants at March 31, 2019.

Our Notes

Our 2019 Notes matured on April 30, 2019 and bore interest at a fixed rate of 6.375% per year, payable quarterly in arrears. As of March 31, 2019, we repurchased $311.4 million aggregate principal amount of our 2019 Notes.

Our 2025 Notes and 2026 Notes matures on February 14, 2025 and January 15, 2026, respectively. These notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in our subsidiary, GCI, as collateral for these notes. At any time on or after February 14, 2023 and January 15, 2024, we may elect to redeem all or any portion of the 2025 Notes and 2026 Notes, respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the outstanding Fairfax Notes for their anniversary dates in 2020. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears. Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.

In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes, 2027 Notes and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the Fairfax Notes provided Fairfax with the right to designate (and Fairfax has designated) (i) two members of our board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remain outstanding or (ii) one member of the board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of either of the 2025 Notes 2026 Notes remains outstanding.

Obligations under Other Financing Arrangements

Obligations under other financing arrangements consist of financing sale-leaseback arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing  owners who legally own 10 of our vessels through the special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these financing arrangements to finance the construction and acquisition of vessels.

As of March 31, 2019, our other financing arrangements provided for borrowings of approximately $635.1 million. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2018 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Quarter Ended March 31,
	2019	2018
Net cash flows from operating activities	$122,597	$69,560
Net cash flows from financing activities	149,496	291,318
Net cash flows used in investing activities	(3,230)	(280,898)

Operating Cash Flows

Net cash flows from operating activities was $122.6 million for the quarter ended March 31, 2019, an increase of $53.0 million, compared to the same period in 2018. The increase in net cash flows from operating activities was primarily due to an increase in revenue, partially offset by higher interest expense. For further discussion of changes in revenue and expenses, please read “―Quarter ended March 31, 2019 Compared with the Quarter Ended March 31, 2018”.

Financing Cash Flows

Net cash flows from financing activities was $149.5 million for the quarter ended March 31, 2019, a decrease of $141.8 million in cash from financing activities, compared to the same period in 2018. The decrease was primarily due to more repayments of credit facilities this year and no draws on credit facilities, offset by proceeds from the 2019 Warrants exercised.

Investing Cash Flows

Net cash flows used in investing activities was $3.2 million for the quarter ended March 31, 2019, a decrease of cash flows used of $277.7 million, compared to the same period in 2018. The decrease in cash used in investing activities was primarily due to the GCI acquisition in March 2018.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2019, we completed one dry-docking. For the remainder of 2019, we expect 12 additional vessels to complete dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters;
•	future market charter rates for our vessels, particularly when they come off-charter;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2018 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Quarter Ended March 31,
	2019	2018
Dividends on Class A common shares
Declared, per share	$0.1250	$0.1250
Paid in cash	21,819	9,326
Reinvested in common shares through a dividend reinvestment plan	303	7,164
	$1,368	$16,490
Dividends on preferred shares (paid in cash)
Series D	$3,487	$2,500
Series E	$2,793	$2,793
Series F	$—	$2,833
Series G	$3,998	$3,998
Series H	$4,442	$4,442
Series I	$3,000	$—

On April 8, 2019, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Significant Developments—Dividends”.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2018 Annual Report.

Recently adopted accounting pronouncements

Effective January 1, 2019, we adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. We elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. We also elected to apply the package of practical expedients such that for any expired or existing leases, we did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. We did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

The impacts of the adoption of ASU 2016-02 are as follows:

	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068,272	$1,068,272
Other assets (2)	204,931	(17,286)	187,645
Accounts payable and accrued liabilities (1)	70,211	(2,460)	67,751
Current portion of operating lease liabilities (1)	—	160,174	160,174
Current portion of other long-term liabilities (3)	32,243	(22,183)	10,060
Operating lease liabilities (1)	—	893,272	893,272
Other long-term liabilities (3)	180,157	(158,870)	21,287
Deficit (3)	(645,638)	181,053	(464,585)

___________________

(1)

Upon adoption of ASU 2016-02, we recorded right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate if the lessor’s implicit rate is not readily determinable, and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to our vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to our vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-12. We evaluated our lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by us.

Measurement of credit loss

In June 2016, Financial Account Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. We are evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

    Fair value measurement

In August 2015, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. We are evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

Leases

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

    Lessor arrangements

We derive our revenue primarily from the charter of our vessels. Each charter agreement is evaluated and classified as an operating or financing lease. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease. We have elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied. For financing leases that are classified as direct financing leases, the difference between the gross investment in the lease and the present value of the minimum lease payments and any unguaranteed residual value, if applicable, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit in the lease, represents the price, from which the carrying value of the vessel is deducted in order to determine the selling profit or loss. The unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss related to direct financing leases are recognized at lease commencement date. For financing leases that are classified as sales-type leases, any selling profit or loss are recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount.

    Lessee arrangements

Where we are the lessee, leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where we are reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where we are the seller-lessee, any gains or losses on sale is recognized upon transfer.

Comparative information

Certain prior periods’ information have been reclassified to conform with current financial statement preparation.

Off-Balance Sheet Arrangements

At March 31, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2019, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward‑looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future growth prospects and ability to expand our business;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected risks and benefits from such transactions as well as the likelihood of consummating any such transactions;
•	future time charters and vessel deliveries, including future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates, increased technological innovation in competing vessels and other factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow and repay funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to meet our current liabilities as they come due;
•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	the introduction of new accounting rules for leasing and exposure to currency exchange rates and interest rate fluctuations;
•	conditions inherent in the operation of ocean-going vessels, including acts of piracy;
•	acts of terrorism or government requisition of our containerships during periods of war or emergency;
•	adequacy of our insurance to cover losses that result from the inherent operational risks of the shipping industry;
•	lack of diversity in our operations and in the type of vessels in our fleet;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	compliance with and changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants and other conditions in our financing and lease arrangements, our Notes and our preferred shares;
•

any economic downturn in the global financial markets and export trade and increase in trade protectionism and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•

some of our directors and investors may have separate interests which may conflict with those of our shareholders and they may be difficult to replace given the anti-takeover provisions in our organizational documents;

•	taxation of our Company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	the ability to bring claims in China and Marshall Islands, where the legal systems are not well-developed;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors listed above and including, but not limited to, those set forth in “Part II – Other Information – Item 1A – Risk Factors” and “Item 3. Key Information—D. Risk Factors” in our 2018 Annual Report on Form 20-F filed on March 26, 2019 and in “Risk Factors” in Reports on Form 6-K that are filed with the Securities and Exchange Commission from time to time relating to our quarterly financial results, including this Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2019, our variable-rate credit facilities totaled $2.6 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.2 billion. These interest rate swaps have a fair value of $125.0 million in the counterparties’ favor.

The tables below provide information about our financial instruments at March 31, 2019 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 9 and 10 to our consolidated financial statements included in our 2018 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2019	2020	2021	2022	2023	Thereafter
Credit Facilities(1)	$185,349	$296,124	$431,896	$645,115	$561,454	$476,329
Other Financing Arrangements(2)	27,859	41,184	42,459	43,801	87,143	281,289
Vessel Operating Leases(3)	117,364	156,085	155,911	149,378	149,130	505,541

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(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of March 31, 2019, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of March 31, 2019 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.8700%	$539,114	$539,114	August 31, 2017	November 28, 2025	(2)
5.4200%	362,437	362,437	September 6, 2007	May 31, 2024
5.6000%	121,600	121,600	June 23, 2010	December 23, 2021	(3)
3.2675%	68,443	68,443	September 8, 2015	September 8, 2020
3.0900%	66,942	66,942	June 5, 2015	June 5, 2020

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(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019, which may require us to settle the swap at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of March 31, 2019, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of March 31, 2019. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

None.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

In January 2019, we issued to Fairfax in a private placement 38,461,539 warrants to purchase Class A common shares at $6.50 per share, which were immediately exercised.

Item 3 — Defaults Upon Senior Securities

Not Applicable.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

Not Applicable.

Item 6 — Exhibits

None.